82-2142

03 JAN 21 AM 7:21

invensys

BTRsec/RLS Admin/Letters/2003/0001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

03003300

6 January 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a Press Release concerning the sale of Fasco Motors.

Yours faithfully,

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 1/27

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

"emailalert@hemscott.co.uk" <emailalert

31/12/2002 11:24

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Invensys completes Fasco Motors disposal

This Email News Alert service is brought to you by Invensys and
http://www.hemscott.net

31 December 2002

Invensys completes Fasco Motors disposal
Invensys plc,
the international production technology and energy management Group,
announces
that it has completed the
sale of its Fasco Motors business to Tecumseh Products
Company for the previously agreed cash consideration of US$415m.
The sale proceeds
will be used by Invensys to continue to reduce its level of indebtedness.
Rick
Haythornthwaite, CEO of Invensys, said:
"With the completion of this sale, our
programme to dispose of the businesses earmarked as a result of our
strategy
review
is now complete. At a total consideration of over £1.8bn we have surpassed
our
stated £1.5bn target and we have
delivered this vital element of our strategy
three months ahead of schedule. The disposals have reduced our debt
significantly,
removed concerns about our financing and given us the headroom to implement
our
strategy. The single
focus of Invensys will now be on achieving our stated performance
targets for the company."

Contact:

Invensys plc
Duncan Bonfield
+44 (0)
7753 581 314

Brunswick
Ben Brewerton
+44 (0) 7974 982 353

Fasco Motors
Headquartered
in Eaton Rapids, Michigan, Fasco is a leading manufacturer in the U.S.
fractional
horsepower motors
industry. Fasco manufactures AC motors, DC motors, blowers,
gearmotors and linear actuators, with integrated design
and manufacturing facilities
in the North American and Asia Pacific regions. The Company's products are
used
in a wide
variety of applications within the HVAC, automotive, healthcare and
appliance industries among others.

The Company has marketed its products under
the well-known Fasco brand name for nearly a century and is widely

recognized
for its comprehensive product portfolio, engineering expertise, manufacturing capabilities
and its high
quality, customer-oriented service and solutions. Fasco has 13 manufacturing
facilities and over 5,000 employees
worldwide.

About Invensys plc
Invensys
plc is a global leader in production technology and energy management. The group
helps customers improve their
performance and profitability using innovative services
and technologies and a deep understanding of their industries
and applications.

Invensys
Production Management works closely with customers in order to drive up performance
of their production
assets, maximise their return on investments in production
technologies and remove cost and cash from their whole
supply chain. The division
includes APV, Baan-Wonderware-Avantis, Eurotherm, Foxboro, SIMSCI/Esscor
and Triconex.
These
businesses address process and batch industries -- including oil, gas and
chemicals, food, beverage and personal health
care -- and the discrete and hybrid
manufacturing sectors.

Invensys Energy Management works with clients involved
in the supply, measurement and consumption of energy and water,
to reduce costs
and waste and improve the efficiency, reliability and security of power supply.
The division includes
Energy Management Solutions, Appliance Controls, Climate
Controls, Building Systems, Global Services, Metering Systems,
Powerware and Home
Control Systems. These businesses focus on markets connected with power and energy
infrastructure
for industrial, commercial and residential buildings.

The company
also serves the specialised rail, wind-power and electronic manufacturing (power
components) markets
through Invensys Rail Systems, Hansen Transmissions and Lambda,
respectively, in its Development division.

Invensys operates in more than 80
countries, with its headquarters in London.
For more information, visit www.invensys.com.

For

more information and to contact AFX: www.afxnews.com and www.afxpress.com

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